Exhibit 21

Subsidiaries of the Registrant

Parent

Norwood Financial Corp.

Subsidiaries	State or Other Jurisdiction of Incorporation	Legal Entity Identifier	Percentage Ownership

Wayne Bank	Pennsylvania	549300XZGHPTWOJPDI31	100%

Subsidiaries of Wayne Bank

Norwood Investment Corp.	Pennsylvania	NONE	100%
WCB Realty Corp.	Pennsylvania	NONE	100%
WTRO Properties, Inc.	Pennsylvania	NONE	100%
Norwood Settlement Services, LLC	Pennsylvania	NONE	100%